Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone:+ 61 7 3842 3333
Facsimile:+ 61 7 3720 9624
www.progen-pharma.com

CONFIRMATION OF OPTION EXERCISE PRICE

Brisbane, Australia. 13 March 2008. Progen Pharmaceuticals Limited (ASX:PGL; NASDAQ:PGLA) confirmed today the exercise price of the second of three 166,667 tranches of options to its CEO. These options have an exercise price of A$2.59, being a price equal to a 25% premium to the 60 day volume weighted average price (VWAP) prior to 1 March 2008. The options expire on 1 March 2011.

These options were approved by shareholders at Progen’s 2006 AGM.

Progen Information: Linton Burns Progen Pharmaceuticals Limited T:+61 7 3842 3333 E: lintonb@progen-pharma.com	Media and Investor Relations Australia: Cindy Ingram Progen Pharmaceuticals Limited T:+61 7 3842 3333 E: cindyi@progen-pharma.com

Media Relations USA: Robert D. Stanislaro Financial Dynamics T:212-850-5657 E: robert.stanislaro@fd.com	Investor Relations USA: Evan Smith Financial Dynamics T: 212-850-5606 E: evan.smith@fd.com